

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2021

Giovanni Caforio, M.D.
Chairman of the Board and Chief Executive Officer
Bristol-Myers Squibb Company
430 E. 29th Street, 14FL
New York, NY 10016

> **Re: Bristol-Myers Squibb Company**
> **Form 10-K**
> **Filed February 24, 2020**
> **File No. 001-01136**

Dear Dr. Caforio:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ms. Sandra Leung